GOLDENSELECT GRANITE PRIMELITE Variable Annuity

a variable annuity Contract issued by
Separate Account B of Venerable Insurance and Annuity Company
and
PRIMELITE Variable Annuity

a variable annuity Contract issued by
Separate Account EQ of Venerable Insurance and Annuity Company

each sponsored by
Venerable Insurance and Annuity Company

Supplement Dated July 6, 2026

This supplement updates the most recent Prospectus and Notice for your variable annuity Contract and subsequent supplements thereto. Please read it carefully and keep it with your copy of the Prospectus and Notice for future reference.

Notice of important information about the Western Asset Core Plus VIT Portfolio

Effective on or about June 30, 2026, Western Asset Management Company Ltd, ceased serving as a subadviser to the Western Asset Core Plus VIT Portfolio, a Fund available through your Contract. Accordingly, Western Asset Management Company Ltd is deleted from the list of Subadvisers for this Fund as found in Appendix A of your most recent Prospectus and Notice, as subsequently supplemented.

Notice of important information about the Venerable Appreciation Allocation Fund, the Venerable Conservative Allocation Fund, the Venerable Conservative Appreciation Allocation Fund, the Venerable Moderate Allocation Fund, the Venerable Moderate Appreciation Allocation Fund, the Venerable World Appreciation Allocation Fund, the Venerable World Conservative Allocation Fund, and the Venerable World Moderate Allocation Fund

Effective on or about July 1, 2026, Russell Investment Management, LLC, ceased serving as a discretionary subadviser the Venerable Appreciation Allocation Fund, the Venerable Conservative Allocation Fund, the Venerable Conservative Appreciation Allocation Fund, the Venerable Moderate Allocation Fund, the Venerable Moderate Appreciation Allocation Fund, the Venerable World Appreciation Allocation Fund, the Venerable World Conservative Allocation Fund, and the Venerable World Moderate Allocation Fund, Funds available through your Contract. Accordingly, Russell Investment Management, LLC is deleted as a discretionary subadviser for each of these Funds as found in Appendix A of your most recent Prospectus, USP, and/or Notice, as subsequently supplemented.

More Information is Available

More information about any of the above-referenced Funds and its investment adviser and subadvisers, as applicable, and the risks associated with investing in each of these Funds, can be found in the current prospectus and Statement of Additional Information for the Fund. You may view these documents online at https://docs.venerable.com or get copies by contacting:

Customer Service
P.O. Box 9271
Des Moines, Iowa 50306-9271
(800) 366-0066

If you received a summary prospectus for any of the Funds available through your contract, you may obtain a full prospectus and other Fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the Fund’s summary prospectus.

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